INVEST IN **EXIST TRIBE**

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The World's Smartest Sleep Companion



LEAD INVESTOR

Justin Wells

Rob Sweetman is a passionate entrepreneur with a deep personal connection to solving the problem of sleep deprivation in America. Further, he has assembled a team of experts who have taken a science-driven approach. Their understanding of the problem and solutions is unmatched. Rob and the team have been building a foundation for this company for the past several years. During that time, I've gotten to know their tenacity, grit, and unique abilty to execute (raising money, pivoting, and solving problems).

Invested $1,000 this round

Learn about Lead Investors

existtribe.com San Diego CA

Software | Hardware | Technology | Health and Fitness | Science

OVERVIEW UPDATES WHAT PEOPLE SAY 21 ASK QUESTION

Highlights

1. Yoga Sleep Node is going to market this year. $18,000 in pre-orders and counting...
2. Launching pilot study this August with U.S. Navy SEALs. Interest from multiple Universities.
3. Potential placement in the VA (Veteran Affairs).
4. Interest from the U.S. Navy for ship racks (beds).
5. This is more than a product. It is a company with three products in development.
6. Utility Patent (Pending), three more patents to be submitted in June.
7. Four Trademarks (pending).
8. We are going to shape sleep health around the world.

Our Team

Our Team



Robert Sweetman Founder & CEO

Former Navy SEAL. Navy award for technology development. University of California San Diego, MBA graduate. Started 5 companies in lifetime. Obsessed with Sleep. Designed the Yoga Sleep Node.

Robert lost a teammate in the SEAL teams to suicide. This occurred due to sleep deprivation, TBI and PTSD. Robert committed his life to sleep research and designing products to give people a chance to get the rest they need. And, as you know, SEALs don't fail.



Terry Quinn COO

Brought 3 other "start-up" products to market. VP of Operations at Qualcomm. VP Operations at Toshiba. VP Operations at Kyocera. VP of Operations at Blackberry.



Ben O'Hanlan CTO

Was the president of Sealevel Systems, a technology defense contractor, for over 20 years. Has brought dozens of products to the defense sector. Designed the Yoga Sleep Node hardware stack.



Joselyne Williams CFO

Managed $80M @ Public Traded Company. Double MBA, CPA. 20 years in Accounting.



Gaurav Mishra Sleep Doctor

Voluntary Assistant Clinical Professor in the Psychiatry at UC San Diego Chief Behavioral Health Officer at San Ysidro Health Child & Adult Psychiatrist



Janel Norton Yoga and iRest Expert

iRest Expert. Mediation Expert. Yoga Studio Owner. Former Air Force. Former UN Rep.



Jonida Xhema Director of Marketing

Manages all Social Media for Exist Tribe Created Exist Tribe brand strategy Managed 16,000 students at University Masters in Economics Bachelor's in Master in Marketing Working on second master's degree



Kristian Gustavson Director of Government Contracts

Army SF reserves Founded multiple non-profits Research Fellow at Scripps Oceanographic



Justin Harris 3D Artist

Creates all the renderings for Exist Tribe.



Mimi Sweetman Design Artist

Designed the colors and feel of Exist Tribe.

Pitch




The Problem
Stress
Noise Pollution
Blue-Light
1/3 of the U.S. is short sleeping (110M)


The Solution
Zero-Blue™ Night light
Full-Spectrum Morning light
Our lights are certified (IEC 62471) for no photobiological risk to the skin or cornea.


Perfectly Engineered Sound
Our sounds are proven to improve sleep*



396 Hz – Remove Guilt & Fear
417 Hz – Allowing Change
528 Hz – Love & Healing
639 Hz – Deepening Relationship
741 Hz – Creativity & Intuition
852 Hz- Spiritual Balance

*Individual results may vary

Exist Tribe App

Set it up
once and
enjoy
automated routines


EXIST
Connect

Integrations – We are smart

Smart Home Thermostats

Wi-Fi Lights

Sleep Measurement Devices


nest
68

Unlimited Integrations

Market


BCC Research Report Overview
Sleep Aids:
Technologies and
Global Markets

- The global market for sleep aids should grow from $81.2 billion in 2020 to $112.7 billion by 2025 with a compound annual growth rate (CAGR) of 6.8% for the period of 2020-2025.

Projections*

Exist Tribe Financing Projection						
	Investment	2021	2022	2023	2024	2025
Investment	$250,000		$3,000,000			
Total Units Sold - Sleep Node		2.000	12,000	60,000	70,000	80,000
Sale Price - Sleep Node		$279	$399	$399	$399	$399
Total Revenue		$558.000	$4,788,000	$23,940,000	$27,930,000	$31,920,000
Total Direct Expenses						
Total Cost of Goods Sold		380.880	2,217,280	10,908,400	12,617,800	14,297,200
Gross Profit		177,120	2,570,720	13,031,600	15,312,200	17,622,800
% of Revenue		68%	46%	46%	45%	45%
Gross Profit Margin		32%	54%	54%	55%	55%
General & Administrative Expenses						
Total General & Administrative Expenses		100.469	1,162,429	2,024,249	2,176,134	2,208,985
% of Revenue		18%	24%	8%	8%	7%
Total Net Ordinary Income (EBITDA)		10.851	1,408,291	11,007,351	13,136,066	15,413,815
Interest Expenses		6.154	6,472			
Depreciation Expense						
EBT		4,697	1,401,820	11,007,351	13,136,066	15,413,815
Taxes (30%)		1,409	420,546	3,302,205	3,940,820	4,624,145
Net Income	$250,000	$3.268	$981,274	$7,705,146	$9,195,246	$10,769,671
Net Margin		1%	20%	32%	33%	34%

*Purely speculative and not representative of past sales; not a guarantee of sales.

Competitors


Expensive
PELOTON
CRESTRON
Casper
saatva
BEDJET
BOSE
Not Effective
Effective
SLEEP node
SLEEPSMART
hue
Hatch
Inexpensive

Confidential

Monthly Challenges!

Track your progress!


Wake
REM
Deep
10:31
in bed
97
score
6:15
awake

Compete against others!

Get Sleep Coaching!

Patent Pending

UNITED STATES PATENT AND TRADEMARK OFFICE

uspto

Yoga Pod 2023


YOGA POD

Checklist

✓ Design 2020
✓ Tooling 2021
✓ Mechanics 2021
Electronics 2022
UL Cert 2022

MAGUSA
Airport Lounges

Who we are


got sleep?


DO THE RIGHT THING
RESPECT OTHERS
ΣXIST tribe
BE HONEST
SUCCESS OF TEAM AND SELF
VALUES
WORK SMART
SUCEED AS A COMPANY


ΣXIST tribe
We make sleep better